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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB 1A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 8)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
ange Act Rule 14e-2(d) (Subject Company Response) [ ]

RECD S.E.C.
JUN 13 2002
1086

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha
5. Matsushita Tsushin Kogyo Kabushiki Kaisha †

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd. – 1
2. Matsushita Seiko Co., Ltd. – 2
3. Matsushita Kotobuki Electronics Industries, Ltd. – 3
4. Matsushita Graphic Communication Systems, Inc. – 4
5. Matsushita Communication Industrial Co., Ltd. † – 5

(Translation of Subject Companies' Names into English (if applicable))

† See Note on page 2.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL P

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

Note:

On June 6, 2002, Matsushita Electric Industrial Co., Ltd. (the "Company") filed with the Securities and Exchange Commission (the "Commission") an application to withdraw the Company's Registration Statement on Form F-4 (File No. 333-84588), which was originally filed with the Commission on March 20, 2002 and amended by Amendment No. 1 thereto filed on May 10, 2002. The Registration Statement had not been declared effective prior to the filing of the application. No securities were issued or sold pursuant thereto. The Company requested the withdrawal of the Registration Statement due to the Company's determination that the offering of the securities registered thereby, relating to the share exchange between the Company and Matsushita Communication Industrial Co., Ltd. ("Matsushita Communication"), qualify for the registration exemption provided by Rule 802 promulgated under the Securities Act of 1933, as amended.

By Amendment No. 6 to Form CB, which was filed with the Commission on June 6, 2002, (i) Matsushita Communication has been named as an additional subject company, and (ii) the documents previously filed by the Company under Form CB and Amendments No. 1 through No. 5 thereto, which documents are referred to herein, have been deemed to relate to the above-referenced share exchange between the Company and Matsushita Communication.

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit number	Description
1	Notice of the 60th Ordinary General Meeting of Shareholders distributed to the Shareholders of Kyushu Matsushita Electric Co., Ltd. (excerpt)††
2	Notice of the 67th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Seiko Co., Ltd. (excerpt)††
3	Notice of the 48th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Kotobuki Electronics Industries, Ltd. (excerpt)††
4	Notice of the 53rd Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Communication Industrial Co., Ltd. (excerpt)††
5	Notice of the 70th Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Graphic Communication Systems, Inc. (excerpt)

†† Previously furnished to the Commission as part of Form CB (Amendment No. 7) on June , 2002.

Item 2. *Informational Legends*

For each of the documents filed as Exhibits 1 though 4, the required legends are included on the page immediately following the cover page of the document.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (the five subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*

D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**
E	Press release, dated February 21, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above****
G	Press release, dated April 22, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above*****
H	Press release, dated April 26, 2002, concerning the signing of the share exchange agreements for the proposed share exchanges referred to in A above******
I	Press release, dated April 26, 2002, concerning the groupwide business and organizational restructuring agreed to by Matsushita Electric Industrial Co., Ltd. and the five majority-owned subsidiaries referred to in A above******

* Previously furnished to the Commission as part of Form CB on January 11, 2002.

** Previously furnished to the Commission as part of Form CB (Amendment No.1) on January 29, 2002.

*** Previously furnished to the Commission as part of Form CB (Amendment No.2) on February 21, 2002.

**** Previously furnished to the Commission as part of Form CB (Amendment No.3) on April 5, 2002.

***** Previously furnished to the Commission as part of Form CB (Amendment No.4) on April 22, 2002.

****** Previously furnished to the Commission as part of Form CB (Amendment No.5) on April 26, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: T. Kawakami

Tetsuya Kawakami
Director and Chief Financial Officer

Date: June 13, 2002

Exhibit 5

(English Excerpt)

NOTICE OF
THE 70TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Tokyo, Japan

on June 27, 2002

This is an English translation from Japanese of a notice circulated to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd., to comply with requirements of the U.S. Securities Act of 1933.

Matsushita Graphic Communication Systems Inc.

Tokyo, Japan

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document (other than the consolidated financial statements of Matsushita Electric Industrial Co., Ltd.), if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Editor's notes:

1. The financial statements and other information included in this Notice of Shareholders Meeting (excerpt) are prepared primarily on a non-consolidsted basis in accordance with Japanese regulations. As reference material, however, consolidated financial statements are also provided herein. Non-consolidsted and consolidated financial statements should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated.

June 12, 2002

Dear Shareholders :

Notice of the 70th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 70th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to mail, as soon as possible, the power of attorney duly signed by you after marking "for" or "against" each bill.

****

1. Date: 10:00 a.m., Thursday, June 27, 2002
2. Place: Corporate Head Office located at 3-8, Shimo-meguro 2-chome, Meguro-ku, Tokyo
3. Purposes of the Meeting:

– Matters to be Reported:

The business report, balance sheet and statement of operations with respect to the 70th fiscal period from April 1, 2001 to March 31, 2002 *[Translation omitted]*

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 70th fiscal period
[Translation omitted]

Bill No. 2: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.
[See the follwing pages]

Bill No. 3: To make partial amendments to the Company's Articles of Incorporation
[Translation omitted]

Bill No. 4: To elect 10 directors
[Translation omitted]

Bill No. 5: To elect 2 corporate auditors
[Translation omitted]

Bill No. 6: To grant retirement allowances to retiring directors for their meritorious service
[Translation omitted]

Bill No. 7: To grant retirement allowances to retiring corporate auditors for their meritorious service
[Translation omitted]

Sincerely yours,

Nobutane Yamamoto
President and Director
Matsushita Graphic Communication Systems, Inc.
3-8, Shimo-meguro 2-chome, Meguro-ku, Tokyo

[Shareholders attending the meeting are requested to hand in the power of attorney at the reception desk of the meeting venue.]

[Reference Material for Exercise of Proxy (excerpt)]

Bill No. 2: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Company as a member of the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

In a further effort to secure continued growth and strengthen earnings capability for maximization of corporate value, the Matsushita Group is seeking to achieve optimum allocation of Groupwide management resources, including those of the Company, and enhance management speed. In line with this initiative, the Company has decided to become a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., who currently holds a majority of the Company's outstanding shares, by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, the Company will proceed with sharing comprehensive Groupwide business and organizational restructuring, clarifying the business areas of responsibility and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Matsushita Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Graphic Communication Systems, Inc. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Graphic Communication Systems, Inc. (hereinafter referred to as "MGCS") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MGCS shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MGCS and MGCS shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 5,188,446 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MGCS (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.538 shares of common stock of MEI per each common stock of MGCS held by such shareholders; provided, however, that no shares of MEI shall be allotted to 20,356,050 shares of MGCS held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 5,188,446 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MGCS existing as of the date of the share exchange} \times \frac{\text{Number of shares of MGCS to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MGCS}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MGCS may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥150,000,000 in the aggregate for MGCS

(Interim Dividends)

Article 8 Each of MEI and MGCS may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥2.50 per share, ¥90,000,000 in the aggregate for MGCS

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MGCS shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MGCS may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MGCS during the period between the date of execution hereof and the date of the share exchange, MEI and MGCS may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MGCS set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MGCS retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza.Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MGCS: MATSUSHITA GRAPHIC COMMUNICATION SYSTEMS, INC.
3-8, Shimo-meguro 2-chome, Meguro-ku, Tokyo
President: Nobutane Yamamoto

(3) Explanation concerning the share exchange ratio pursuant to Pragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Graphic Communication Systems, Inc. (the Company) and Matsushita Electric Industrial Co., Ltd. (MEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Akihiko Watanabe, Certified Public Accountant (currently, Managing Director of Global Corporate Advisory K.K.; hereinafter, "Mr. Watanabe and Global Corporate Advisory K.K. are collectively called "GCA") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MEI concerning the Share Exchange Ratio. GCA used such methods as adjusted net asset value method, market multiple method and discounted cash flow method for analysis of the Company, and break-up value method, average market share price method and discounted cash flow method for analysis of MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA prepared a draft report on the proposed Share Exchange Ratio to the Company.

② Using GCA's proposal and advice as a reference, the Company held a number of negotiation sessions with MEI. As a result, the proposal to implement a Share Exchange Ratio of 0.538 for one (0.538 shares of MEI to be issued in exchange for one share of the Company) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of

Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MEI, setting forth the Share Exchange Ratio, on the same day. The MOU provides, among other things, that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between MEI and companies other than the Company, and that, in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Company made a public announcement (the Press Release) reporting the fact that it entered into the MOU and the contents thereof, along with other material facts related to this share exchange. The Press Release states, among other things, that MEI would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of MEI to be delivered at the time of the share exchange, and that MEI would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development.

④ Subsequent to the Press Release, the Company confirmed with GCA that there was no inconsistency between the assumption on which GCA's calculation of the Share Exchange Ratio is based and the contents of the Press Release, and that the Share Exchange Ratio of 0.538 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MEI, requested GCA to re-assess the reasonableness of the Share Exchange Ratio determined on January 10, 2002. At this request, GCA updated its analysis on the equity value of both the Company and MEI based on the information additionally obtained, and thereupon reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.538 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MEI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is fair and reasonable.

[Report from Global Corporate Advisory K.K.]

[Translation – Japanese original version shall prevail]

April 26, 2002

To: The Board of Directors
Matsushita Graphic Communication Systems, Inc.

Analysis of the Share Exchange Ratio

Matsushita Graphic Communication Systems, Inc. ("MGCS") requested Akihiro Watanabe, C.P.A. (presently Managing Director of Global Corporate Advisory K.K.; together with Akihiro Watanabe, C.P.A., and Global Corporate Advisory K.K. referred to as "GCA") to analyze, as a financial advisor, the reasonableness of the share exchange ratio stated in the memorandum of understanding (the "MOU") dated January 10, 2002 and executed with Matsushita Electric Industrial Co., Ltd. (the "Parent Company" or "MEI"), from MGCS shareholders' financial point of view, prior to the execution of share exchange agreement (the "Agreement"). The MOU states, among other things, that MGCS and the Parent Company agree to consummate a share exchange (the "Share Exchange") in which MEI shall become the 100% parent company of MGCS, and that each share of common stock of MGCS shall be exchanged for 0.538 shares of MEI common stock (the "Share Exchange Ratio").

Prior to the execution of the MOU, GCA analyzed on the share exchange ratio which GCA considered reasonable from MGCS shareholders' financial point of view, and reported the result of the analyses to the Board of Directors of MGCS on December 25, 2001. In making the report, GCA analyzed the enterprise values as going concern basis and the fair market values of the equity value per share, utilizing Adjusted Net Asset Value Method, Market Multiple Method, and Discounted Cash Flow Method for the valuation of MGCS, and Break-up Value Method, Average Market Share Price Method, and Discounted Cash Flow Method for MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA reported the range of the share exchange ratio to MGCS.

In preparation of the report, GCA performed the following procedures and analyses on both MGCS and the Parent Company:

(1) Analysis of the annual securities reports for the last three financial years, the last semi-annual securities reports, and other information concerning business and financial conditions of both MGCS and the Parent Company up to mid-December 2001;
(2) Analysis of the financial statements, business plans, and other information on business and financial conditions of both MGCS and the Parent Company;
(3) Review of projected financial information, including profit and loss for both MGCS and the Parent Company;
(4) Interviews with the management of both MGCS and the Parent Company concerning their business operations, assets, financial conditions and outlook therefor ;
(5) Analysis of publicly available information on market and economic conditions in which both MGCS and the Parent Company are operating;
(6) Analysis of the market share prices and trading volumes of the shares of the Parent Company and companies comparable with MGCS; and
(7) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

After the execution by MGCS of the MOU, GCA performed the following procedures and analyses regarding both MGCS and the Parent Company:

(1) Review of the MOU executed on January 10, 2002;

(2) Review of the press release dated January 10, 2002 (the "Press Release");
(3) Review of the business forecasts announced since January 11, 2002 up to the date hereof;
(4) Interviews with the management of both MGCS and MEI concerning business operations, assets and financial conditions, outlook therefor and the likely effect of the revision of their business forecast; and
(5) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Furthermore, GCA conducted the following in preparation of this letter:
(1) Review of press releases made by MGCS or the Parent Company since January 11, 2002;
(2) Review of copies of the letters dated April 26, 2002 issued by MGCS and the Parent Company to GCA or the financial advisor of the Parent Company, as appropriate, concerning any anticipated events up to the date of the Share Exchange (October 1, 2002); and
(3) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Within the scope of these processes and analyses and under the assumptions and the restrictions expressed herein, GCA has confirmed that, as of the date hereof, the share exchange ratio of 0.538 MEI shares for each MGCS share stated in the draft of the Agreement, fell within the range that GCA analyzed as reasonable from MGCS shareholders' financial point of view.

****

This letter was prepared by GCA, based on financial information provided to it or that was publicly available under the assumption that the information is accurate and, moreover, complete. GCA has not verified any of the information independently. Accordingly, GCA accepts no responsibility for the accuracy nor completeness of the information used. Additionally, GCA has prepared this letter on the assumption that the financial forecasts and business plans provided by MGCS and the Parent Company have been confirmed accurate by MGCS and the Parent Company and are on the best judgment and expressed expectations of the executive management of MGCS and the Parent Company. GCA has not performed a physical investigation of the property, equipment, etc. of MGCS or the Parent Company, and GCA has not prepared an independent appraisal of individual assets or debt of MGCS or the Parent Company, nor has GCA received any such appraisal report from MGCS or the Parent Company. In addition, GCA has prepared this letter under the assumption of the legal and valid execution of the Share Exchange as described in the MOU or the Press Release, and the tax implications of the Share Exchange to be materialized as planned. Since conditions may change subsequent to the date of this letter, the conclusions of this letter may accordingly change, and this letter is current as of the date of this letter and GCA does not intend to make, assert, nor accept any responsibility for corrections, changes, or supplements.

This letter was prepared for the sole purpose of serving as a reference for MGCS's Board of Directors in assessing the reasonableness of the Share Exchange Ratio in connection with the execution of the Agreement with the Parent Company. However, GCA recognizes that this letter may be disclosed to MGCS's shareholders as a reference considered by MGCS's Board of Directors in assessing the reasonableness of the Share Exchange Ratio. This letter is not an opinion as to the managerial judgment made by MGCS's Board of Directors. This letter is not a solicitation or recommendation to MGCS's shareholders to exercise votes in any particular manner regarding the Share Exchange. Concurrently, this letter is not a forecast of future share prices or enterprise values of MGCS nor the Parent Company.

Global Corporate Advisory K.K.
Akihiro Watanabe, Managing Director

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. The balance sheet and statement of operations of the Company are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**36,599**
Cash and deposits	3,697
Group deposits	11,700
Trade notes receivable	11
Trade accounts receivable	9,355
Finished goods and merchandise	1,790
Raw materials	1,346
Work in process	699
Other receivables	3,072
Deferred tax assets	4,650
Other current assets	345
Allowance for doubtful receivables	(68)
Fixed assets	**18,512**
Tangible fixed assets	**9,546**
Buildings	3,857
Structures	105
Machinery and equipment	2,021
Vehicles	8
Tools, furniture and fixtures	2,145
Land	1,338
Construction in progress	69
Intangibles	**1,210**
Patent rights	917
Other intangibles	293
Investments and other assets	**7,755**
Investment securities	393
Investments in subsidiaries	1,831
Long-term deposits paid	582
Long-term prepaid expenses	1,504
Deferred tax assets	3,448
Allowance for doubtful receivables	(5)
Total assets	**55,111**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

3. Accumulated depreciation of tangible fixed assets ¥40,892 million

4. Short-term receivables from the controlling shareholder ¥ 8,228 million
Short-term payables to the controlling shareholder ¥ 1,871 million
Short-term receivables from subsidiaries ¥ 2,344 million
Short-term payables to subsidiaries ¥ 949 million

5. Leased assets, including computers, their peripheral equipment and certain other business equipment, are not included in the above Fixed assets.

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**28,169**
Trade notes payable	1,577
Trade accounts payable	4,849
Other payables	1,501
Accrued expenses	16,788
Accrued income taxes	80
Advance receipts	1,671
Reserve for warranty costs	567
Reserve for sales promotion	232
Other current liabilities	901
Long-term liabilities	**6,438**
Employee retirement and severance benefits	6,215
Reserve for Directors' and Corporate Auditors' retirement allowances	23
Other payables	199
Total liabilities	**34,607**

Shareholders' Equity	
Capital stock	**1,500**
Statutory reserves	**3,357**
Capital reserve	2,982
Legal reserve	375
Retained earnings	**15,585**
Discretionary reserves	17,054
Reserve for special depreciation	54
Reserve for dividends	1,925
Contingency reserve	15,075
Unappropriated deficit at end of period	(1,468)
[Net income (loss) for period	(5,264)]
Unrealized holding gains of available-for-sale securities, etc.	**60**
Total shareholders' equity	**20,503**
Total liabilities and shareholders' equity	**55,111**

6. Major foreign currency assets and liabilities:

Trade accounts receivable	¥204 million (S$ 1,535 thousand)
Investments in subsidiaries	¥290 million (S$ 4,200 thousand)
	¥888 million (Stg£ 3,600 thousand)
	¥240 million (PHP70,251 thousand)
Other payables (short-term)	¥199 million (US$ 1,500 thousand)
Accrued expenses	¥229 million (US$ 1,630 thousand)
Other payables (long-term)	¥199 million (US$ 1,500 thousand)

7. Guarantees ········ ¥4,052 million
8. Amount of net assets increased due to valuation at market value of net assets restricted from appropriation to dividends as set forth in Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code ········ ¥ 60 million
9. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) ········ (175.47) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**84,421**
Cost of sales	(45,933)
Selling, general and administrative expenses	(41,556)
Operating profit (loss)	**(3,068)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	35
Technical licencing fee	500
Foreign currency translation gain	95
Other	207
Non-operating expenses	
Commissions	(103)
Other	(46)
Recurring profit (loss)	**(2,380)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	11
Profit on sale of investment securities	522
Non-recurring loss	
Loss on retirement of fixed assets	(110)
Income (loss) before income taxes	**(1,957)**
Provision for income taxes	
Current	(80)
Refund	414
Deferred	(3,641)
Net income (loss)	**(5,264)**
Unappropriated retained earnings brought forward from the previous period	3,795
Unappropriated deficit at end of period	(1,468)

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Sales to the controlling shareholder	¥ 64,020 million
Purchases from the controlling shareholder	¥ 2,018 million
Transactions with the controlling shareholder other than sales and purchases	¥ 119 million
3. Sales to subsidiaries	¥ 3,343 million
Purchases from subsidiaries	¥ 5,430 million
Transactions with subsidiaries other than sales and purchases	¥ 62 million

(Tax effect accounting)

1. Major factors determining deferred tax assets and liabilities:

Deferred tax assets	
Loss on valuation of inventories	¥ 474 million
Disallowed accrued expenses	¥ 5,054 million
Amounts in excess of depreciation	¥ 1,816 million
Amounts in excess of tax limit of reserve for employee retirement and severance benefits	¥ 1,976 million
Tax loss carryforwards	¥ 3,113 million
Other	¥ 1,008 million
Sub-total	¥ 13,444 million
Less valuation allowance	¥ (4,629) million
Total deferred tax assets	¥ 8,814 million
Deferred tax liabilities	
Reserve for special depreciation	¥ (38) million
Prepaid pension costs	¥ (632) million
Unrealized gain on available-for-sale securities	¥ (44) million
Total deferred tax liabilities	¥ (715) million
Net deferred tax assets	¥ 8,098 million

2. Major factors for the difference between the statutory effective tax rate and corporate tax after application of tax effect accounting:

Statutory effective tax rate	(42.1) %
(Adjustment)	
Per-capita resident tax	4.1 %
Reversal of accrued income taxes	(25.0) %
Less valuation allowance	236.5 %
Other	(4.6) %
Actual effective tax rate	168.9 %

(Retirement and severance benefit plans)

1. Outline of benefit plans:
   The Company has contributory, funded retirement benefit and pension plans to cover employees who meet eligibility requirements.
2. Items related to retirement and severance benefit obligations:

a. Benefit obligations	¥(15,058) million
b. Fair value of plan assets	¥ 6,763 million
c. Funded status of the plan (a+b)	¥ (8,295) million
d. Unrecognized actuarial gain	¥ 3,583 million
e. Net amount recognized in the balance sheets (c+d)	¥ (4,711) million
f. Prepaid pension costs	¥ (1,504) million
g. Reserve for retirement and severance benefits (e+f)	¥ (6,215) million

3. Items related to net periodic benefit costs:

a. Service cost	¥ 781 million
b. Interest cost	¥ 582 million
c. Expected return on plan assets	¥ (262) million
d. Amortization of net actuarial gain (loss)	¥ 71 million
e. Sub-total (a+b+c+d)	¥ 1,172 million
f. Amount paid as retirement and severance benefits for dispatched employees	¥ 216 million
g. Amount received as retirement and severance benefits for dispatched employees	¥ (71) million
h. Net periodic benefit costs (e+f+g)	¥ 1,318 million

4. Actuarial assumptions used to determine costs and obligations for retirement:

a. Allocation method for the projected benefit obligation	Straight-line method
b. Discount rate	3.0%
c. Expected rate of return on plan assets	4.0%
d. Recognition period of actuarial gain (loss)	18 years (Actuarial gains and losses are amortized, as they arise, from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees)

Summary of Significant Accounting Policies

1. Valuation method of securities
   Investments in subsidiaries and affiliates ········ Valuation at cost, with cost determined by the moving average method
   Other securities
   Items with a market value: market valuation based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
   Items with no market value: valuation at cost, with cost determined by the moving average method
2. Valuation method of inventories:
   Finished goods, work in process ········ Lower of cost (average) or market
   Merchandise, supplies ········ Lower of cost, with cost determined by the first-in, first-out method, or market
3. Method of depreciation of fixed assets:
   Tangible fixed assets ········ Declining-balance method
   However, for buildings acquired on or after April 1, 1998 (excluding facilities attached to buildings), depreciation is computed on the straight-line method.
   The principle estimated useful lives range as follows:
   Buildings ········ 13 to 50 years
   Machinery and equipment ········ 7 years
   Tools, furniture and fixtures ········ 4 years
   Intangible fixed assets ········ Straight-line method
   Patent rights ········ 8 years
   Software (Company's own use) ········ 3 years
4. Method of providing significant allowances and reserves:
   (a) Allowance for doubtful receivables is provided based primarily on past delinquency occurrance rates for general receivables, and on an individual examination basis for specific doubtful accounts.
   (b) Reserve for warranty costs is provided based on past after-sales-service occurrance rates, applying against the sales amount that corresponds to the warranty period.
   (c) Reserve for sales promotion is stated based on projected sales commissions and sales costs necessary for the sale of products in the distribution process as part of sales strategy. These projections are based on the Company's prescribed standards.
   (d) Employee retirement and severance benefits:
   Liabilities incurred from the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at year-end.
   (e) Reserve for Directors' and Corporate Auditors' retirement allowances is provided to cover full amount necessary if due at the year-end based on the Company's standards for payment of such allowances. (The reserve conforms to Article 287-2 of the Japanese Commercial Code.)
5. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
6. Consumption tax, etc. are excluded from all items in the statement of operations.

Changes in accounting policy:
Sales commissions received from communications companies for sales promotions, which were previously accounted for as commissions received in non-operating income, are now deducted from selling, general and administrative expenses, from this fiscal period.
As a result, selling, general and administrative expenses and operating loss each decreased by 1,187 million yen. Recurring loss and loss before income taxes were not affected by this change.

2. The balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. are as follows:

Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 298,640 million
   Long-term receivables from subsidiaries ¥ 10,442 million
   Short-term payables to subsidiaries ¥ 385,747 million
   Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,616 million

4. Leased assets (computers, etc.) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,887 thousand	(¥832,452 million)
〃	RM 1,384,034 thousand	(¥ 62,709 million)
〃	Stg£ 205,174 thousand	(¥ 47,062 million)
〃	S$ 210,941 thousand	(¥ 16,661 million)
〃	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 155,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,267 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million

7. Guarantees ¥ 1,659 million

Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137,628 thousand (¥18,338 million)

8. Dividend restrictions:

Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.

9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	(12,994)
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.
2. Sales to subsidiaries ¥2,003,495 million
Purchases from subsidiaries ¥2,069,497 million
Turnover with subsidiaries other than sales and purchases ¥ 46,694 million
3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, semi-finished goods, work in process .... Lower of cost (average) or market
   - Merchandise, raw materials, supplies .... Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
   - Derivatives .... Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Electric Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of Matsushita Graphic Communications Systems, Inc. are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**42,662**
Cash and deposits	6,223
Group deposits	13,598
Trade notes and accounts receivable	10,889
Inventories	4,913
Deferred tax assets	4,822
Other current assets	2,289
Allowance for doubtful receivables	(74)
Fixed assets	**17,452**
Property, plant and equipment	**10,145**
Buildings and structures	4,287
Machinery, equipment and vehicles	2,208
Tools, furniture and fixtures	2,241
Land	1,338
Construction in progress	69
Intangibles	**1,210**
Investments and other assets	**6,097**
Investment securities	524
Deferred tax assets	3,454
Other	2,123
Allowance for doubtful receivables	(5)
Total assets	**60,115**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of Property, plant and equipment · ¥42,390 million
3. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**30,044**
Trade notes and accounts payable	6,597
Accrued income taxes	198
Accrued expenses	18,497
Advance receipts	1,916
Reserve for warranty costs	567
Reserve for sales promotion	286
Other current liabilities	1,979
Long-term liabilities	**6,438**
Employee retirement and severance benefits	6,238
Other long-term liabilities	199
Total liabilities	**36,483**
Minority interests	**1,739**

Shareholders' Equity

Common stock	**1,500**
Capital surplus	**2,982**
Retained earnings	**17,648**
Unrealized gains of available-for-sale securities	**60**
Cumulative translation adjustments	**(298)**
Total shareholders' equity	**21,893**
Total liabilities, minority interests and shareholders' equity	**60,115**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**98,142**
Cost of sales	(56,306)
Selling, general and administrative expenses	(44,256)
Operating profit (loss)	**(2,419)**
Non-operating income	
Interest and dividend income	130
Technical licencing fee	500
Other	311
Non-operating expenses	(258)
Recurring profit (loss)	**(1,736)**
Non-recurring profit	
Profit on sale of fixed assets	14
Profit on sale of investment securities	522
Reversal of reserve for warranty costs	352
Adjustment of prior year profit and loss	382
Non-recurring loss	
Loss on sale and retirement of fixed assets	(210)
Restructuring charges	(623)
Income (loss) before income taxes	**(1,299)**
Provision for income taxes	
Current	(81)
Refund	414
Deferred	(3,661)
Minority interests	(182)
Net Income (loss)	**(4,808)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges of ¥623 million include impairment losses associated with closing of subsidiaries.

This page is left blank intentionally.

2. The consolidated balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. (MEI) are as follows. Please note the MEI's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**465,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**682,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	**(431,007)**

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

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